Annual General Meeting of Shareholders of Mobilicom Limited

Date: May 31, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

Mobilicom 2023 AGM Agenda	For	Against	Abstain
1. Non-Binding Resolution to Adopt Remuneration Report	☐	☐	☐
2. Re-Election of Yossi Segal as a Director	☐	☐	☐
3. Approval of 10% Placement Facility	☐	☐	☐
4A. Approval To Issue Options - Oren Elkayam	☐	☐	☐
4B. Approval To Issue Options - Yossi Segal	☐	☐	☐
4C. Approval To Issue Options - Jonathan Brett	☐	☐	☐
4D. Approval To Issue Options - Campbell Mccomb	☐	☐	☐
4E. Approval To Issue Options - Shalom Elkayam	☐	☐	☐
5. Approval Of Incentive Plan	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________ Please Sign Here ______________________ Please Date Above

______________________ Please Sign Here ______________________ Please Date Above

Please separate carefully at the perforation and return just this portion in the envelope provided.

Annual General Meeting of Shareholders of Mobilicom Limited to be held May 31, 2023 For Holders as of May 1, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 PM New York City time on May 24, 2023.

To view all Annual General Meeting related materials, please visit:
https://ir.mobilicom.com/

PROXY TABULATOR FOR
MOBILICOM LIMITED
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Mobilicom Limited

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 12:00 PM New York City time on May 24, 2023)

The undersigned registered holder of American Depositary Receipts ("Receipts") of Mobilicom Limited (the "Company") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary as of the close of business May 1, 2023 at the Annual General Meeting of the Shareholders of Mobilicom Limited to be held on May 31, 2023, in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolutions.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
MOBILICOM LIMITED
P.O. Box 8016
CARY, NC 27512-9903